Exhibit v

Field Talking Points

What has happened?

Today, ConvergeOne announced that it has entered into a definitive agreement to be acquired by affiliates of CVC Capital Partners (CVC) under which CVC has agreed to acquire ConvergeOne following the conclusion of a cash tender offer to purchase all of ConvergeOne’s common stock for $12.50 per share in cash, for a total purchase price of approximately $1.8 billion. Following the successful completion of this transaction, ConvergeOne will return to being a private company. Click here to read the press release.

Who is CVC?

Established in 1981, CVC is a world leader in private equity and credit with $69 billion of assets under management, $111 billion of funds committed and a global network of 24 local offices: 15 across Europe and the Americas and nine in the Asia Pacific region. CVC is majority owned by its employees and led by its Managing Partners. CVC’s private equity platform manages over $50 billion of assets and comprises four strategies: Europe/Americas; Asia; Strategic Opportunities; and Growth Partners, each of which benefits from CVC’s global platform. CVC’s ability to bring to bear the full extent of its global resources on any situation gives it a competitive advantage when creating value during CVC’s ownership period. More information is available at www.cvc.com.

Will there be any changes to the leadership team?

CVC recognizes the value of the ConvergeOne team, our vision, the strength of our operational structure and their role in our success. We do not anticipate changes to our organization, officers, or daily operations as a result of this transaction. John McKenna will continue to serve as Chairman and CEO, and our senior leadership team and employee base will remain in place.

Why is ConvergeOne going private?

Prior to becoming a public company, ConvergeOne was owned by private equity firms for 13 years. Returning to a privately held company brings us back to our roots, reinforcing our mission to create innovative solutions that give our customers the experience they deserve.

Does CVC believe in ConvergeOne?

CVC is fully supportive of ConvergeOne’s growth strategy and customer support model. Over 10,000 enterprise and mid-market customers like you trust ConvergeOne with collaboration, enterprise networking, data center, cloud and security solutions to achieve your business outcomes. Our investments in cloud infrastructure and managed services provide transformational opportunities for you to achieve financial and operational benefits with leading technologies.

CVC is investing in our future growth potential with cloud, managed services and our broad portfolio. Our success in the U.S. may be replicated internationally as CVC provides a platform for global organizations. CVC wants ConvergeOne to continue pursuing the same strategy with our leadership team given our successful services and acquisition model. We have the opportunity to invest in new and expanded services to support our customers.